------                            U.S. SECURITIES AND EXCHANGE COMMISSION                              -----------------------------
FORM 3                                     Washington, D.C. 20549                                               OMB APPROVAL
------                                                                                                 -----------------------------
                                                                                                        OMB Number:       3235-0104
                           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                      Expires:   January 31, 2005
                                                                                                        Estimated average burden
                                                                                                        hours per response......0.5
                                                                                                       -----------------------------

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person*  2. Date of Event              4. Issuer Name and Ticker or Trading Symbol
                                             Requiring Statement
                                             (Month/Day/Year)              Adpads Incorporated (APAD)

   Pleus,      Albert       H.               3/18/02
----------------------------------------                                ------------------------------------------------------------
   (Last)      (First)   (Middle)                                       5. Relationship of Reporting       6. If Amendment, Date of
                                                                           Person(s) to Issuer                Original
                                                                           (Check all applicable)             (Month/Day/Year)
   c/o Adpads Corporation
   108 Fortunato Place
------------------------------------------------------------------------   [X] Director    [X] 10% Owner   7. Individual or Joint/
            (Street)                      3. IRS Identification                                               Group Filing (Check
                                             Number of Reporting           [ ] Officer     [ ] Other          Applicable Line)
                                             Person, if an entity              (give title     (Specify
   Neptune     New Jersey   07753            (voluntary)                        below)          below)
----------------------------------------                                                                      [X] Form filed by One
   (City)       (State)     (Zip)                                                                                 Reporting Person
                                                                                                              [ ] Form Filed By
                                                                                                                  More Than One
                                                                                                                  Reporting Person
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                                      Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                      2. Amount of Securities       3. Ownership Form:                 4. Nature of Indirect
   (Instr. 4)                                Beneficially Owned            Direct (D) or                      Beneficial Ownership
                                             (Instr. 4)                    Indirect (I)                       (Instr. 5)
                                                                           (Instr. 5)
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None
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)

FORM 3 (continued)
         Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1. Title of Derivative   2. Date Exercisable   3. Title and Amount of Securities   4. Conversion or   5. Ownership   6. Nature of
   Security                 and Expiration        Underlying Derivative Security      Exercise Price     Form of        Indirect
   (Instr. 4)               Date                  (Instr. 4)                          of Derivative      Derivative     Beneficial
                            (Month/Day/Year)                                          Security           Security:      Ownership
                                                                                                         Direct (D)     (Instr. 5)
                                                                                                         or Indirect
                                                                                                         (I) (Instr. 5)

                         --------------------------------------------------------
                          Date    Expiration      Title                   Amount
                          Exer-   Date                                      or
                          cisable                                         Number
                                                                        of shares
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Series A Convertible
Preferred Stock           (1)     None         Common Stock             50,000,040    (2)                D
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Series A Convertible
Preferred Stock           (1)     None         Common Stock             20,000,160    (2)                I              (4)
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Series B Convertible
Preferred Stock           (1)     None         Common Stock             50,000,000    (3)                I              (5)
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Stock Option              (6)     3/18/02      Common Stock             10,000,000    $0.025             D
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Stock Option              (6)     3/18/02      Common Stock              3,200,000    $0.025             D
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Stock Option              (6)     3/18/02      Common Stock              3,200,000    $0.050             D
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Stock Option              (6)     3/18/02      Common Stock              3,200,000    $0.075             D
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
Explanation of Responses:

(1) Adpads has less than 700,000 shares of authorized and unissued Common Stock, and therefore, the Preferred Stock cannot be converted unless and until the number of authorized shares of Common Stock is increased significantly or unless there is a significant reverse split, both of which actions require shareholder approval

(2) The Series A Convertible Preferred Stock is convertible into shares of Adpads Common Stock at the rate of one share of Series A Preferred Stock for 120 shares of Common Stock, subject to adjustment for reverse stock splits and stock dividends.


                           /s/ ALBERT H. PLEUS                   July 17, 2002
                           -------------------------------     -----------------
                           **Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Name and Address of Reporting Person
Pleus, Albert H.
c/o Adpads Corporation
108 Fortunato Place
Neptune, New Jersey 07753

Item 2. Date of Event Requiring Statement
March 18, 2002

Item 4. Issuer Name and Ticker or Trading Symbol
Adpads Incorporated (APAD)

Table II (continued) -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

(3) The Series B Convertible Preferred Stock is convertible into shares of Adpads Common Stock at the rate of one share of Series B Preferred Stock for 400 shares of Common Stock, subject to adjustment for reverse stock splits and stock dividends

(4) Mr. Pleus is Chairman, Secretary and a director of a21, Inc., a Texas corporation (OTCBB: ATWO). a21, Inc. owns 166,668 shares of Series A Convertible Preferred Stock convertible into 20,000,160 shares of Common Stock.

(5) Mr. Pleus is Chairman, Secretary and a director of Agence, Inc., a Delaware corporation. Agence, Inc. owns 125,000 shares of Series B Convertible Preferred Stock covertible into 50,000,000 shares of Common Stock.

(6) Ths stock option shall become exercisable as soon as Adpad completes its contempleted reverse stock split.

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